September 3, 2010
Via Edgar and Facsimile
Mr. Jeff Jaramillo
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
RE: NuVasive, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 000-50744
Dear Mr. Jaramillo:
     This letter responds to the comment contained in your letter dated August 30, 2010, regarding our Annual Report on Form 10-K for the year ended December 31, 2009.
     For your convenience, we have repeated your comment and set forth our response immediately thereafter. The Company’s response should not be interpreted as an admission by the Company of any deficiency with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2009.
Item 11. Executive Compensation, page 51
1.	We note your response to prior comment 6 which appears to describe the targets to be achieved for the bonus pool to be funded. Please tell us, and disclose in future filings, the specific targets related to the named executive officer’s bonuses. For example, we note your disclosure on page 21 of the proxy statement that you have incorporated by reference that after the bonus pool is determined, the named executive officers have a potential for an additional bonus upon significant individual and Company overachievement.
NuVasive response: As described in our proxy statement and prior response letter, our 2009 cash bonus pool for the named executive officers was funded based on achievement of financial milestones (primarily driven by revenue achievement). The bonus pool was funded as a

Mr. Jeff Jaramillo
Securities and Exchange Commission
September 3, 2010

percentage of annual revenue and each named executive officer had the potential of receiving a bonus equal to an escalating percentage of salary. These percentages are as follows:

	Revenue (in millions)
Named Executive Officer	$355	$358	$361	$364	$367	$370

Alexis V. Lukianov	75%	80%	85%	90%	95%	100%
Keith C. Valentine	75%	80%	85%	90%	95%	100%
Kevin C. O’Boyle	50%	55%	60%	65%	70%	75%
Patrick Miles	75%	80%	85%	90%	95%	100%
Jeffrey P. Rydin	75%	80%	85%	90%	95%	100%
The actual bonus payment for each named executive officer was determined by taking into account each individual’s performance level and achievement of individual performance metrics. The Compensation Committee attributed the achievement of revenue goals, profitability goals, and the strategic goals described in our proxy statement to each of the named executive officers and therefore provided full bonus payouts.
     As a high growth company, the Compensation Committee also established an additional bonus opportunity to incentivize higher achievement. This additional bonus opportunity is within the discretion of the Compensation Committee and relies on the achievement of operational and/or financial goals. This additional amount is up to approximately 25% of base salary and is determined by the Compensation Committee at the end of the year. For 2009, the Compensation Committee determined to award a portion of this additional bonus because of the achievement of the strategic milestones described in our proxy statement, which achievement was attributed to the accomplishments of each of the named executive officers.
     We will provide this additional level of detail regarding bonuses as well as a description of the evaluation of individual performance objectives achieved by each of the named executive officers in our future filings.
     NuVasive, Inc. (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeff Jaramillo
Securities and Exchange Commission
September 3, 2010

     If I can facilitate the Staff’s review, or if the Staff has any questions on the information set forth herein, please telephone me at (858) 909-1999 or Patricia Bitar at (858) 909-5294. Thank you for your time and consideration.
Sincerely,
/s/ Michael J. Lambert

Michael J. Lambert
Executive Vice President & CFO
NuVasive, Inc.
7475 Lusk Blvd
San Diego, CA 92121